Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193
January 12, 2021
Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT, PRUCO LIFE OF NEW JERSEY VARIABLE CONTRACT REAL PROPERTY ACCOUNT, & PRUCO LIFE VARIABLE CONTRACT REAL PROPERTY ACCOUNT
Post-Effective Amendments Nos. 3 & 4 on Form S-1
Response to Staff Comments provided on December 30, 2020
File Nos. 333-223075, 333-223076, & 333-223077

Dear Mr. Regan:

The Prudential Insurance Company of America, Pruco Life Insurance Company of New Jersey and Pruco Life Insurance Company (collectively “Prudential”) respond in this letter to comments provided by the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) by letter dated December 30, 2020. The comment letter was received with respect to File No. 333-223075, but the comments relate to all three filings listed above and therefore this response letter is filed in each of the three file numbers listed above.

Set forth below is each Staff comment followed by our response.

Comment 1:
Please tell us whether or not you would be willing to use a fixed option in conjunction with the contracts having a Real Property Account as an investment option as the default reallocation option and, if not, why not.

Response 1:
The fixed option does not, in Prudential’s view, constitute a good default option. Although a fixed option is available on most of the contracts, it is subject to restrictions on withdrawals. In particular, only one transfer out of the fixed option is permitted each year, and that transfer must be within 31 days after the contract anniversary and is limited to the greater of 25% of account value in the fixed option and a set dollar amount (between $2,000 and $5,000). Thus, it could be four years or more before the contract owner could transfer fully out of the fixed option. (A fixed option is available on approximately 33,000 of the approximately 35,000 contracts with investments in a Real Property Account).

Prudential determined that the best approach for contract owners is to provide the default reallocation to the AST Cohen & Steers Realty Portfolio (the “AST Portfolio”), which is the most closely comparable fund in the Prudential fund group available for variable contracts and invests primarily in real estate securities. Prudential discussed the plan with the required state insurance departments (NJ, NY, AZ), and Prudential has received all necessary state insurance department approvals.

Comment 2:
Please identify and explain the provisions in the contracts issued through the Real Property Accounts that permit the intended default reallocation.

Response 2:
We believe that the contracts permit the liquidation of the Real Property Accounts (the “RPAs”) and the default reallocation to another investment option.

There are several different forms of contracts offering RPA as an investment option. The relevant contract language varies depending on the time of contract issue. For contracts that were drafted and issued after the launch of the RPAs, the contract listed RPA as an investment option available under the contract. For contracts drafted and issued before the launch of the RPAs, the contracts did not list RPA, and RPA was later made available under the contracts as an additional investment option.

For all forms of the contracts, there is no contractual requirement that Prudential maintain any particular investment option indefinitely. Instead, the contracts include provisions stating that changes may be made to investment options. For the contracts that included RPA as an initial investment option, the contract specifically refers to the right to make changes to the separate accounts, which includes RPA, stating: “We may invest assets of different separate accounts in different ways. But we would do so only with the consent of the SEC and, where required, of the insurance regulator where this contract is delivered.” For the contracts issued before RPA was available, the contract includes language about the right to substitute, stating “If that occurs [i.e., a portfolio becomes unsuitable for investment], we have the right to substitute another portfolio of the fund, or to invest in a fund other than the one we show in the Contract Data pages. But we would first seek the consent of the SEC and, where required, the insurance regulator where this contract is delivered.”

The contracts do not set forth a specific procedure for a default reallocation. For that reason Prudential has proposed an approach with advance notice and flexibility for contract owners. Prudential has designed the proposed process in consultation with the required state insurance departments (NJ, NY, AZ) and in light of Prudential’s determination that it is not in the best interest of contract owners to continue the RPAs in light of expected outflows.

Comment 3:
Please clarify whether the total net expenses contract owners must pay for investments in the Real Property Accounts are higher or lower than the total net expenses those owners would pay for investments in the real estate fund, and why. In particular, please clarify what expenses contract owners are expected to pay for investments in the real estate fund that are comparable in character to those paid by contract owners investors for investments in the Real Property Accounts.

Response 3:
The total net expenses that contract owners pay for investments in the Real Property Partnership are higher than the total net expenses that those contract owners would pay for investments in the AST Portfolio.

We believe it is appropriate to compare expenses of the Partnership to expenses of the AST Portfolio. For allocations to either investment option, there are additional separate account charges under the contract, such as mortality and expense risk charges, and those charges do not vary depending on the option.

Since the initial filing and since our comment response letter dated November 3, 2020, we have updated the expense ratio information to provide the most direct comparison available. Based on the current prospectus, the total net expense ratio for the AST Portfolio is 1.10% of average daily net assets during 2019. The total net expense ratio for the same period for the Partnership is 1.86%, which includes the management fee and other expenses, such as valuation, tax, audit, bank, legal and other professional fees. Neither expense ratio includes property level expenses, such as insurance costs and property management fees.

The prospectus supplement will provide the following as part of the chart comparing the two investment options:

Investment Management Fee	The Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership.
The Portfolio pays a daily investment management fee, which equal to an annual percentage rate of the average daily net assets of the Portfolio. The rate is 0.8325% for average daily net assets up to $300 million, and the rate decreases for assets over $300 million. For 2019, the rate was 0.83%.

Fees and Expenses
In addition to the investment management fee, the Partnership pays other expenses, including expenses related to the operation of the Partnership such as valuation, tax, audit, bank, legal and other professional fees. For 2019, total expenses for the Partnership were 1.86% of average daily net assets of the Partnership. This expense ratio includes expenses at the Partnership level, not any property level expenses, such as insurance costs and property management fee

In addition to the investment management fee, the Portfolio pays other expenses, such as custodial, legal and other professional fees. For 2019, total expenses for the Portfolio were 1.10% of average daily net assets of the Portfolio. This expense ratio includes expenses at the Portfolio level, not any property level expenses, such as insurance costs and property management fees borne by the companies in which the Portfolio invest

We would greatly appreciate the Staff’s effort in resolving these comments as soon as possible to provide time for our internal system development work to be completed. Upon resolution of comments and before distribution, we plan to file under Rule 424 the final supplement including the final language set forth above in response #3 and any other changes discussed with the Staff in resolution of the comments.

Respectfully yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.